Exhibit 99.1

Zenix to Hold General Meeting of Shareholders

BEIJING, December 17, 2021 /PRNewswire/ — China Zenix Auto International Limited (OTC: ZXAIY) (the “Company”), one of the largest commercial vehicle wheel manufacturers in China in both the aftermarket and OEM market by sales volume, today announced that it has called a general meeting of shareholders (the “General Meeting”), to be held at 10:00 a.m. Beijing Time on January 21, 2022, at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province, People’s Republic of China, to consider and vote on, among other things, the proposal to authorize and approve (i) the previously announced agreement and plan of merger (the “Merger Agreement”) dated October 19, 2021 by and between the Company and Newrace Limited (“Parent”), which was joined by Newrace Mergersub Limited, a wholly owned subsidiary of Parent (“Merger Sub”) on October 20, 2021, (ii) the plan of merger with respect to the merger, substantially in the form attached as Annex A to the Merger Agreement (together with the Articles of Merger, the “Plan of Merger”), (iii) the articles of merger required to be filed with the Registrar of Corporate Affairs of the British Virgin Islands in connection with the merger, substantially in the form attached as Annex B to the Merger Agreement (the “Articles of Merger”) and (iv) the transactions contemplated thereby, including the merger.

Pursuant to the Merger Agreement and the Plan of Merger, at the effective time of the merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent. If completed, the merger will result in the Company becoming a privately held company and the American depositary shares of the Company, each representing four Shares of the Company (each, an “ADS” and collectively, “ADSs”) will no longer be listed for quotation on OTC Pink tier of the OTC Markets and the ADS program for the ordinary shares of the Company, par value US$0.0001 per share (each, a “Share”) will terminate. In addition, the Company’s ADSs and Shares represented by the ADSs will cease to be registered under the Securities Exchange Act of 1934 following the consummation of the merger.

The board of directors of the Company, acting upon the unanimous recommendation of the special committee of the board of directors of the Company comprised solely of independent directors unaffiliated with the buyer parties, approved the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the merger, and resolved to recommend that the Company’s shareholders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the transactions contemplated thereby, including the merger.

Shareholders of record as of 5:00 p.m. British Virgin Islands time on December 20, 2021 will be entitled to attend and vote at the General Meeting. ADS holders as of the close of business in New York City on December 20, 2021 will be entitled to instruct The Bank of New York Mellon, the ADS depositary, to vote the Shares represented by the ADSs at the General Meeting.

Additional information regarding the General Meeting and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (“SEC”), which can be obtained, along with other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov). In addition, the Company’s proxy materials (including the definitive proxy statement) will be mailed to the Company’s shareholders and ADS holders.

SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors and executive officers may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Schedule 13E-3 transaction statement relating to the proposed merger and the definitive proxy statement attached thereto. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement. This announcement is for information purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall it be a substitute for any proxy statement or other materials that have been or will be filed with or furnished to the SEC.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers approximately 883 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company’s customers include large PRC commercial vehicle manufacturers, and it also exports products to over 67 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of September 30, 2021. For more information, please visit: www.zenixauto.com/en.

Safe Harbor Statement

The Company may make written or oral forward-looking statements in periodic reports filed with the SEC, annual reports to shareholders, press releases such as this announcement, other written materials furnished to investors, and oral statements made by its officers, directors or employees. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. They can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in the Company’s annual Form 20-F filings with the SEC. The coronavirus outbreak, together with a deterioration of the general economic conditions and the automobile industry triggered by the outbreak in part, has adversely affected the financial position and operating results of the Company. The outbreak’s impact on our supplier and customers, including disruptions and inefficiencies in the supply chain, could be unpredictable.

For further information, please contact:

Kevin Theiss

Awaken Advisors

Tel: +1-(212) 521-4050

Email: kevin@awakenlab.com